UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the monthly period ended December 31, 2020
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On December 10, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing a successful placement of $500.0 million of senior, unsecured net share settled convertible notes in reliance on Regulation S under the Securities Act of 1933, as amended, and that agreements have been reached to purchase $172.4 million of the outstanding remaining principal amount of the 2021 Notes. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
On December 11, 2020, QIAGEN N.V. issued a press release announcing the conversion price of the new senior, unsecured net share settled convertible notes in reliance on Regulation S under the Securities Act of 1933, as amended, and the pricing of the repurchase of the 2021 Notes. The press release is furnished herewith as Exhibit 99.2 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: December 17, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated December 10, 2020
99.2	Press Release dated December 11, 2020

Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. NOT FOR DISTRIBUTION TO ANY U.S. PERSON. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS PRESS RELEASE.

QIAGEN N.V. announces successful placement of new net share settled convertible bonds and results of offer to non-US holders to sell the outstanding convertible notes due 2021
Venlo, The Netherlands, December 10, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) ("QIAGEN") announces certain terms of the new senior, unsecured net share settled convertible bonds, which may be converted, in part, into ordinary shares of QIAGEN ("Shares"), due 2027 (the "New Bonds") and results of the invitation to sell the outstanding 0.875% convertible notes due 2021 (ISIN: XS1046477581; the "2021 Notes").

The New Bonds Offering

The size of the offering has been increased to $500 million aggregate principal amount. The New Bonds will be issued at 100% of their principal amount, will bear no interest and, unless previously converted, redeemed or repurchased and cancelled, will be redeemed at par value. The initial conversion price will be set at a 55% premium over the reference share price. The reference share price will be equal to the arithmetic average of the daily volume weighted average prices of the Shares on the 2 consecutive trading days commencing on December 10, 2020 on the New York Stock Exchange.

The final terms of the New Bonds will be announced following the determination of the reference share price, expected to occur post close of trading on the New York Stock Exchange on December 11, 2020.

Under the terms of the New Bonds offering, QIAGEN will agree not to sell any securities that are substantially similar to the New Bonds or its Shares for a lock-up period ending 90 days following the settlement date, subject to certain exceptions and waiver by BofA Securities, Deutsche Bank Aktiengesellschaft and Goldman Sachs International as Joint Global Coordinators.

The Invitation to Sell the 2021 Notes

As at the close of the bookbuilding process, QIAGEN announces it has agreed to purchase $172.4 million in aggregate principal amount of the outstanding 2021 Notes.

Following the completion of the repurchase, an aggregate principal amount of $4.8 million will remain outstanding.

In respect of 2021 Notes accepted for purchase, QIAGEN will pay a purchase price per 2021 Note equal to the arithmetic average of each of the daily volume weighted average prices of the Shares on the New York Stock Exchange, multiplied by the prevailing conversion ratio applicable on each such day, on the 2 consecutive trading days commencing on December 10, 2020.

QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands

ISIN: NL0012169213
Frankfurt Stock Exchange, Regulated Market (Prime Standard)

Exhibit 99.1

Contacts:

QIAGEN N.V.

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

DISCLAIMER:

THE CONTENTS OF THIS PRESS RELEASE HAVE BEEN PREPARED BY AND ARE THE SOLE RESPONSIBILITY OF QIAGEN AND THE INFORMATION CONTAINED IN THIS PRESS RELEASE IS FOR BACKGROUND PURPOSES ONLY AND DOES NOT PURPORT TO BE FULL OR COMPLETE. NO RELIANCE MAY BE PLACED BY ANY PERSON FOR ANY PURPOSE ON THE INFORMATION CONTAINED IN THIS PRESS RELEASE OR ITS ACCURACY, FAIRNESS OR COMPLETENESS.

THE DISTRIBUTION OF THIS PRESS RELEASE AND THE OFFER AND SALE OF THE NEW BONDS IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. THE NEW BONDS MAY NOT BE OFFERED TO THE PUBLIC IN ANY JURISDICTION IN CIRCUMSTANCES WHICH WOULD REQUIRE THE PREPARATION OR REGISTRATION OF ANY PROSPECTUS OR OFFERING DOCUMENT RELATING TO THE NEW BONDS IN SUCH JURISDICTION. NO ACTION HAS BEEN TAKEN BY QIAGEN OR ANY OTHER PARTY INVOLVED IN THE OFFERING OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE NEW BONDS OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE NEW BONDS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS.

THIS PRESS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM A PART OF AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITY OF QIAGEN IN THE UNITED STATES, AUSTRALIA, JAPAN, SOUTH AFRICA OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE NEW BONDS DESCRIBED IN THIS PRESS RELEASE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE OR FOREIGN SECURITIES LAWS. THE SECURITIES DESCRIBED IN THIS PRESS RELEASE MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO ANY U.S. PERSON ABSENT REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THERE SHALL BE NO PUBLIC OFFERING OF THE NEW BONDS IN THE UNITED STATES OR ELSEWHERE.

NEITHER THIS PRESS RELEASE NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH ACTION WOULD BE UNLAWFUL. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, AUSTRALIAN, JAPANESE, SOUTH AFRICAN OR OTHER APPLICABLE SECURITIES LAWS.

FOR READERS IN CANADA: THE NEW BONDS DESCRIBED IN THIS PRESS RELEASE MAY ONLY BE DISTRIBUTED TO INVESTORS IN CANADA PURSUANT TO AN EXEMPTION FROM THE PROSPECTUS REQUIREMENTS OF CANADIAN SECURITIES LAWS. ONLY PROSPECTIVE INVESTORS IN ONTARIO, QUÉBEC, BRITISH COLUMBIA, ALBERTA AND MANITOBA THAT QUALIFY AS "ACCREDITED INVESTORS" AND ADDITIONALLY ALSO QUALIFY AS "PERMITTED CLIENTS" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS WILL BE ELIGIBLE TO PURCHASE THE NEW BONDS. EACH PROSPECTIVE INVESTOR IN CANADA WILL BE REQUIRED TO ACCEPT A REPRESENTATION LETTER CONFIRMING ITS ELIGIBILITY AND PROVIDING CERTAIN ADDITIONAL ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES.

Exhibit 99.1

FOR READERS IN THE EUROPEAN ECONOMIC AREA ("EEA") AND THE UNITED KINGDOM: THIS PRESS RELEASE, THE NEW BONDS OFFERING AND THE INVITATION ARE ONLY ADDRESSED TO AND DIRECTED, IN THE UNITED KINGDOM AND MEMBER STATES OF THE EEA, AT PERSONS WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF THE PROSPECTUS REGULATION ("QUALIFIED INVESTORS") AND HAVE BEEN PREPARED ON THE BASIS THAT ANY OFFERING OF NEW BONDS IN ANY MEMBER STATE OF THE EEA OR THE UK WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. THE TERM "PROSPECTUS REGULATION" MEANS REGULATION (EU) 2017/1129 (AS MAY BE AMENDED OR RESTATED FROM TIME TO TIME).

FOR READERS IN THE UNITED KINGDOM: THIS PRESS RELEASE IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT (I) PERSONS WHO ARE OUTSIDE THE UNITED KINGDOM OR (II) QUALIFIED INVESTORS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) ("INVESTMENT PROFESSIONALS") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE "ORDER") OR (III) QUALIFIED INVESTORS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE ORDER; OR (IV) ANY OTHER PERSON TO WHOM IT MAY LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS IN (I) TO (IV) TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THE NEW BONDS ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH NEW BONDS WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON (I) IN THE UNITED KINGDOM, BY ANY PERSONS WHO ARE NOT RELEVANT PERSONS AND (II) IN ANY MEMBER STATE OF THE EEA, BY PERSONS WHO ARE NOT QUALIFIED INVESTORS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO (A) RELEVANT PERSONS IN THE UNITED KINGDOM AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UNITED KINGDOM AND (B) QUALIFIED INVESTORS IN MEMBER STATES OF THE EEA.

DEUTSCHE BANK AKTIENGESELLSCHAFT, GOLDMAN SACHS INTERNATIONAL, MERRILL LYNCH INTERNATIONAL, BNP PARIBAS, HSBC TRINKAUS & BURKHARDT AG AND UNICREDIT BANK AG (THE "JOINT BOOKRUNNERS") ARE ACTING EXCLUSIVELY FOR QIAGEN AND NO-ONE ELSE IN CONNECTION WITH THE OFFER AND SALE OF THE NEW BONDS (THE "OFFERING"). THEY WILL NOT REGARD ANY OTHER PERSON AS THEIR RESPECTIVE CLIENTS IN RELATION TO THE OFFERING AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN QIAGEN FOR PROVIDING THE PROTECTIONS AFFORDED TO THEIR RESPECTIVE CLIENTS, NOR FOR PROVIDING ADVICE IN RELATION TO THE OFFERING, THE CONTENTS OF THIS PRESS RELEASE OR ANY TRANSACTION, ARRANGEMENT OR OTHER MATTER REFERRED TO HEREIN.

IN CONNECTION WITH THE OFFERING, THE JOINT BOOKRUNNERS AND ANY OF THEIR AFFILIATES, MAY TAKE UP A PORTION OF THE NEW BONDS IN THE OFFERING AS A PRINCIPAL POSITION AND IN THAT CAPACITY MAY RETAIN, PURCHASE, SELL, OFFER TO SELL FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF THEIR CLIENTS SUCH NEW BONDS AND OTHER SECURITIES OF QIAGEN OR RELATED INVESTMENTS IN CONNECTION WITH THE OFFERING OR OTHERWISE. ACCORDINGLY, REFERENCES HEREIN TO THE NEW BONDS BEING ISSUED, OFFERED, SUBSCRIBED, ACQUIRED, PLACED OR OTHERWISE DEALT IN SHOULD BE READ AS INCLUDING ANY ISSUE OR OFFER TO, OR SUBSCRIPTION, ACQUISITION, PLACING OR DEALING BY, THE JOINT BOOKRUNNERS AND ANY OF THEIR AFFILIATES ACTING IN SUCH CAPACITY. IN ADDITION, THE JOINT BOOKRUNNERS AND ANY OF THEIR AFFILIATES MAY ENTER INTO FINANCING ARRANGEMENTS (INCLUDING SWAPS OR CONTRACTS FOR DIFFERENCES) WITH INVESTORS IN CONNECTION WITH WHICH THE JOINT BOOKRUNNERS AND ANY OF THEIR AFFILIATES MAY FROM TIME TO TIME ACQUIRE, HOLD OR DISPOSE OF NEW BONDS. THE JOINT BOOKRUNNERS DO NOT INTEND TO DISCLOSE THE EXTENT OF ANY SUCH INVESTMENT OR TRANSACTIONS OTHERWISE THAN IN ACCORDANCE WITH ANY LEGAL OR REGULATORY OBLIGATIONS TO DO SO. IN ADDITION, EACH OF THE JOINT BOOKRUNNERS AND THEIR RESPECTIVE SUBSIDIARIES AND AFFILIATES MAY PERFORM SERVICES FOR, OR SOLICIT BUSINESS FROM, THE ISSUER OR

Exhibit 99.1

MEMBERS OF THE ISSUER'S GROUP, MAY MAKE MARKETS IN THE SECURITIES OF SUCH PERSONS AND/OR HAVE A POSITION OR EFFECT TRANSACTIONS IN SUCH SECURITIES.

IN CONNECTION WITH THE OFFERING, THE JOINT BOOKRUNNERS OR THEIR AFFILIATES MAY, FOR THEIR OWN ACCOUNT, ENTER INTO ASSET SWAPS, CREDIT DERIVATIVES OR OTHER DERIVATIVE TRANSACTIONS RELATING TO THE NEW BONDS AND/OR THE UNDERLYING SHARES AT THE SAME TIME AS THE OFFER AND SALE OF THE NEW BONDS OR IN SECONDARY MARKET TRANSACTIONS. THE JOINT BOOKRUNNERS OR ANY OF THEIR AFFILIATES MAY FROM TIME TO TIME AND IN CONNECTION WITH ANY CONVERSION OF THE NEW BONDS, HOLD LONG OR SHORT POSITIONS IN OR BUY AND SELL SUCH NEW BONDS OR DERIVATIVES OR THE UNDERLYING SHARES. NO DISCLOSURE WILL BE MADE OF ANY SUCH POSITIONS. THE AMOUNT OF ANY SUCH PURCHASES WILL BE DETERMINED AT THE TIME OF PRICING OF THE NEW BONDS AND WILL BE SUBJECT TO TOTAL DEMAND RECEIVED AND FINAL ALLOCATIONS.

ANY DECISION TO PURCHASE ANY OF THE NEW BONDS SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF QIAGEN'S PUBLICLY AVAILABLE INFORMATION. NONE OF THE JOINT BOOKRUNNERS OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, ADVISERS OR AGENTS ACCEPTS ANY RESPONSIBILITY OR LIABILITY WHATSOEVER, ARISING FROM THE USE OF, OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE TRUTH, ACCURACY OR COMPLETENESS OF THE INFORMATION IN THIS PRESS RELEASE (OR WHETHER ANY INFORMATION HAS BEEN OMITTED FROM THE PRESS RELEASE) OR ANY OTHER INFORMATION RELATING TO QIAGEN, ITS SUBSIDIARIES OR ASSOCIATED COMPANIES, WHETHER WRITTEN, ORAL OR IN A VISUAL OR ELECTRONIC FORM, AND HOWSOEVER TRANSMITTED OR MADE AVAILABLE OR FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESS RELEASE OR ITS CONTENTS OR OTHERWISE ARISING IN CONNECTION THEREWITH. THE INFORMATION CONTAINED IN THIS PRESS RELEASE IS SUBJECT TO CHANGE IN ITS ENTIRETY WITHOUT NOTICE UP TO THE SETTLEMENT DATE.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE NEW BONDS OR THE ORDINARY SHARES TO BE ISSUED OR TRANSFERRED AND DELIVERED UPON CONVERSION OF THE NEW BONDS AND NOTIONALLY UNDERLYING THE NEW BONDS (TOGETHER WITH THE NEW BONDS, THE "SECURITIES"). NONE OF QIAGEN OR THE JOINT BOOKRUNNERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE SECURITIES OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

EACH OF QIAGEN, THE JOINT BOOKRUNNERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

MIFID II PROFESSIONALS / ECPS-ONLY (ALL DISTRIBUTION CHANNELS) / NO PRIIPS KID

SOLELY FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS CONTAINED WITHIN: (A) EU DIRECTIVE 2014/65/EU ON MARKETS IN FINANCIAL INSTRUMENTS, AS AMENDED ("MIFID II"); (B) ARTICLES 9 AND 10 OF COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 SUPPLEMENTING MIFID II; AND (C) LOCAL IMPLEMENTING MEASURES (TOGETHER, THE "MIFID II PRODUCT GOVERNANCE REQUIREMENTS"), AND DISCLAIMING ALL AND ANY LIABILITY, WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE, WHICH ANY "MANUFACTURER" (FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE REQUIREMENTS) MAY OTHERWISE HAVE WITH RESPECT THERETO, THE NEW BONDS HAVE BEEN SUBJECT TO A PRODUCT APPROVAL PROCESS WHICH HAS LED TO THE CONCLUSION THAT: (I) THE TARGET MARKET FOR THE NEW BONDS IS ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY, EACH AS DEFINED IN MIFID II; AND (II) ALL CHANNELS FOR DISTRIBUTION OF THE NEW BONDS TO ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ARE

Exhibit 99.1

APPROPRIATE. ANY PERSON SUBSEQUENTLY OFFERING, SELLING OR RECOMMENDING THE NEW BONDS (A "DISTRIBUTOR") SHOULD TAKE INTO CONSIDERATION THE MANUFACTURERS' TARGET MARKET ASSESSMENT; HOWEVER, A DISTRIBUTOR SUBJECT TO MIFID II IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NEW BONDS (BY EITHER ADOPTING OR REFINING THE MANUFACTURERS' TARGET MARKET ASSESSMENT) AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.

THE TARGET MARKET ASSESSMENT IS WITHOUT PREJUDICE TO THE REQUIREMENTS OF ANY CONTRACTUAL OR LEGAL SELLING RESTRICTIONS IN RELATION TO ANY OFFERING OF THE NEW BONDS. FOR THE AVOIDANCE OF DOUBT, THE TARGET MARKET ASSESSMENT DOES NOT CONSTITUTE: (A) AN ASSESSMENT OF SUITABILITY OR APPROPRIATENESS FOR THE PURPOSES OF MIFID II; OR (B) A RECOMMENDATION TO ANY INVESTOR OR GROUP OF INVESTORS TO INVEST IN, OR PURCHASE, OR TAKE ANY OTHER ACTION WHATSOEVER WITH RESPECT TO THE NEW BONDS.

THE NEW BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF MIFID II; OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED, THE "INSURANCE DISTRIBUTION DIRECTIVE"), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II. CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS AMENDED ("PRIIPS REGULATION") FOR OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA OR THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. NOT FOR DISTRIBUTION TO ANY U.S. PERSON. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS PRESS RELEASE.

QIAGEN N.V. announces conversion price of new net share settled convertible bonds and price to non-US holders to sell outstanding convertible notes due 2021
Venlo, The Netherlands, December 11, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) ("QIAGEN" or the "Company") announces the successful pricing of the following series of transactions:

–The issue of new senior, unsecured net share settled convertible bonds, which may be converted, in part, into ordinary shares of the Company ("Shares"), due 2027 (the "New Bonds") outside the United States for $500 million aggregate principal amount; and
–The repurchase of $172.8 million aggregate principal amount of outstanding 0.875% convertible notes due 2021 (ISIN: XS1046477581; the "2021 Notes").

The New Bonds Offering

QIAGEN has completed the pricing of $500 million aggregate principal amount of convertible bonds due 2027. The New Bonds will be issued at 100% of their principal amount and will not bear any interest. The initial conversion price has been set at $80.7218 per share, representing a premium of 55% above the reference share price of $52.0786 per share. In the event of an exercise of their conversion right, holders of the New Bonds will receive a cash amount equivalent to the par value of the New Bonds, plus a number of Shares such that the sum of the cash amount and value of Shares delivered is equivalent to the value of the Shares underlying the New Bonds, as determined in the terms and conditions. The expected settlement date of the New Bonds is December 17, 2020, and application will be made for the New Bonds to be admitted to trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange.

QIAGEN intends to use the net proceeds from the issuance of the New Bonds to finance the repurchase of the 2021 Notes pursuant to the Invitation, and for the settlement or unwind of the warrants related to the 2021 Notes as well as for general corporate purposes, including the early repayment of debt.

Under the terms of the offering of the New Bonds (the "New Bonds Offering"), QIAGEN has agreed not to sell any securities that are substantially similar to the New Bonds or its Shares for a lock-up period ending 90 days following the settlement date, subject to certain exceptions and waiver by the Joint Global Coordinators in respect of the New Bonds Offering.

The Invitation to Sell the 2021 Notes (the "Invitation")

Concurrently with the pricing of the New Bonds, QIAGEN successfully completed the pricing of the repurchase of $172.8 million in aggregate principal amount of 2021 Notes pursuant to the Invitation.

Following the completion of the repurchase, an aggregate nominal amount of $4.4 million will remain outstanding.

QIAGEN will pay a purchase price of $367,839.38 per 2021 Note.

The settlement of the Invitation is expected to take place on the same day as the settlement of the New Bonds Offering.

BofA Securities, Deutsche Bank Aktiengesellschaft and Goldman Sachs International acted as Joint Global Coordinators and, together with BNP Paribas, HSBC and UniCredit, Joint Bookrunners on the issue of the New Bonds and also as Purchase Agents on the Invitation.

Exhibit 99.2

QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands

ISIN: NL0012169213
Frankfurt Stock Exchange, Regulated Market (Prime Standard)

Contacts:

QIAGEN N.V.

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

DISCLAIMER:

THE CONTENTS OF THIS PRESS RELEASE HAVE BEEN PREPARED BY AND ARE THE SOLE RESPONSIBILITY OF QIAGEN AND THE INFORMATION CONTAINED IN THIS PRESS RELEASE IS FOR BACKGROUND PURPOSES ONLY AND DOES NOT PURPORT TO BE FULL OR COMPLETE. NO RELIANCE MAY BE PLACED BY ANY PERSON FOR ANY PURPOSE ON THE INFORMATION CONTAINED IN THIS PRESS RELEASE OR ITS ACCURACY, FAIRNESS OR COMPLETENESS.

THE DISTRIBUTION OF THIS PRESS RELEASE AND THE OFFER AND SALE OF THE NEW BONDS IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. THE NEW BONDS MAY NOT BE OFFERED TO THE PUBLIC IN ANY JURISDICTION IN CIRCUMSTANCES WHICH WOULD REQUIRE THE PREPARATION OR REGISTRATION OF ANY PROSPECTUS OR OFFERING DOCUMENT RELATING TO THE NEW BONDS IN SUCH JURISDICTION. NO ACTION HAS BEEN TAKEN BY QIAGEN OR ANY OTHER PARTY INVOLVED IN THE OFFERING OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE NEW BONDS OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE NEW BONDS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS.

THIS PRESS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM A PART OF AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITY OF QIAGEN IN THE UNITED STATES, AUSTRALIA, JAPAN, SOUTH AFRICA OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE NEW BONDS DESCRIBED IN THIS PRESS RELEASE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE OR FOREIGN SECURITIES LAWS. THE SECURITIES DESCRIBED IN THIS PRESS RELEASE MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO ANY U.S. PERSON ABSENT REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THERE SHALL BE NO PUBLIC OFFERING OF THE NEW BONDS IN THE UNITED STATES OR ELSEWHERE.

NEITHER THIS PRESS RELEASE NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH ACTION WOULD BE UNLAWFUL. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, AUSTRALIAN, JAPANESE, SOUTH AFRICAN OR OTHER APPLICABLE SECURITIES LAWS.

FOR READERS IN CANADA: THE NEW BONDS DESCRIBED IN THIS PRESS RELEASE MAY ONLY BE DISTRIBUTED TO INVESTORS IN CANADA PURSUANT TO AN EXEMPTION FROM THE PROSPECTUS REQUIREMENTS OF CANADIAN SECURITIES LAWS. ONLY PROSPECTIVE INVESTORS IN ONTARIO, QUÉBEC, BRITISH COLUMBIA, ALBERTA AND MANITOBA THAT QUALIFY AS "ACCREDITED INVESTORS"

Exhibit 99.2
AND ADDITIONALLY ALSO QUALIFY AS "PERMITTED CLIENTS" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS WILL BE ELIGIBLE TO PURCHASE THE NEW BONDS. EACH PROSPECTIVE INVESTOR IN CANADA WILL BE REQUIRED TO ACCEPT A REPRESENTATION LETTER CONFIRMING ITS ELIGIBILITY AND PROVIDING CERTAIN ADDITIONAL ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES.

FOR READERS IN THE EUROPEAN ECONOMIC AREA ("EEA") AND THE UNITED KINGDOM: THIS PRESS RELEASE, THE NEW BONDS OFFERING AND THE INVITATION ARE ONLY ADDRESSED TO AND DIRECTED, IN THE UNITED KINGDOM AND MEMBER STATES OF THE EEA, AT PERSONS WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF THE PROSPECTUS REGULATION ("QUALIFIED INVESTORS") AND HAVE BEEN PREPARED ON THE BASIS THAT ANY OFFERING OF NEW BONDS IN ANY MEMBER STATE OF THE EEA OR THE UK WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. THE TERM "PROSPECTUS REGULATION" MEANS REGULATION (EU) 2017/1129 (AS MAY BE AMENDED OR RESTATED FROM TIME TO TIME).

FOR READERS IN THE UNITED KINGDOM: THIS PRESS RELEASE IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT (I) PERSONS WHO ARE OUTSIDE THE UNITED KINGDOM OR (II) QUALIFIED INVESTORS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) ("INVESTMENT PROFESSIONALS") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE "ORDER") OR (III) QUALIFIED INVESTORS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE ORDER; OR (IV) ANY OTHER PERSON TO WHOM IT MAY LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS IN (I) TO (IV) TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THE NEW BONDS ARE ONLY AVAILABLE TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH NEW BONDS WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON (I) IN THE UNITED KINGDOM, BY ANY PERSONS WHO ARE NOT RELEVANT PERSONS AND (II) IN ANY MEMBER STATE OF THE EEA, BY PERSONS WHO ARE NOT QUALIFIED INVESTORS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO (A) RELEVANT PERSONS IN THE UNITED KINGDOM AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS IN THE UNITED KINGDOM AND (B) QUALIFIED INVESTORS IN MEMBER STATES OF THE EEA.

DEUTSCHE BANK AKTIENGESELLSCHAFT, GOLDMAN SACHS INTERNATIONAL, MERRILL LYNCH INTERNATIONAL, BNP PARIBAS, HSBC TRINKAUS & BURKHARDT AG AND UNICREDIT BANK AG (THE "JOINT BOOKRUNNERS") ARE ACTING EXCLUSIVELY FOR QIAGEN AND NO-ONE ELSE IN CONNECTION WITH THE OFFER AND SALE OF THE NEW BONDS (THE "OFFERING"). THEY WILL NOT REGARD ANY OTHER PERSON AS THEIR RESPECTIVE CLIENTS IN RELATION TO THE OFFERING AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN QIAGEN FOR PROVIDING THE PROTECTIONS AFFORDED TO THEIR RESPECTIVE CLIENTS, NOR FOR PROVIDING ADVICE IN RELATION TO THE OFFERING, THE CONTENTS OF THIS PRESS RELEASE OR ANY TRANSACTION, ARRANGEMENT OR OTHER MATTER REFERRED TO HEREIN.

IN CONNECTION WITH THE OFFERING, THE JOINT BOOKRUNNERS AND ANY OF THEIR AFFILIATES, MAY TAKE UP A PORTION OF THE NEW BONDS IN THE OFFERING AS A PRINCIPAL POSITION AND IN THAT CAPACITY MAY RETAIN, PURCHASE, SELL, OFFER TO SELL FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF THEIR CLIENTS SUCH NEW BONDS AND OTHER SECURITIES OF QIAGEN OR RELATED INVESTMENTS IN CONNECTION WITH THE OFFERING OR OTHERWISE. ACCORDINGLY, REFERENCES HEREIN TO THE NEW BONDS BEING ISSUED, OFFERED, SUBSCRIBED, ACQUIRED, PLACED OR OTHERWISE DEALT IN SHOULD BE READ AS INCLUDING ANY ISSUE OR OFFER TO, OR SUBSCRIPTION, ACQUISITION, PLACING OR DEALING BY, THE JOINT BOOKRUNNERS AND ANY OF THEIR AFFILIATES ACTING IN SUCH CAPACITY. IN ADDITION, THE JOINT BOOKRUNNERS AND ANY OF THEIR AFFILIATES MAY ENTER INTO FINANCING ARRANGEMENTS (INCLUDING SWAPS OR CONTRACTS FOR DIFFERENCES) WITH INVESTORS IN CONNECTION WITH WHICH THE JOINT BOOKRUNNERS AND ANY OF THEIR AFFILIATES MAY FROM TIME TO TIME ACQUIRE, HOLD OR DISPOSE OF NEW BONDS. THE JOINT BOOKRUNNERS DO NOT INTEND TO DISCLOSE THE EXTENT OF ANY SUCH INVESTMENT OR TRANSACTIONS OTHERWISE THAN IN ACCORDANCE WITH ANY LEGAL OR REGULATORY OBLIGATIONS TO DO SO. IN ADDITION, EACH OF THE JOINT BOOKRUNNERS AND THEIR RESPECTIVE SUBSIDIARIES AND AFFILIATES MAY PERFORM SERVICES FOR, OR SOLICIT BUSINESS FROM, THE ISSUER OR

Exhibit 99.2
MEMBERS OF THE ISSUER'S GROUP, MAY MAKE MARKETS IN THE SECURITIES OF SUCH PERSONS AND/OR HAVE A POSITION OR EFFECT TRANSACTIONS IN SUCH SECURITIES.

IN CONNECTION WITH THE OFFERING, THE JOINT BOOKRUNNERS OR THEIR AFFILIATES MAY, FOR THEIR OWN ACCOUNT, ENTER INTO ASSET SWAPS, CREDIT DERIVATIVES OR OTHER DERIVATIVE TRANSACTIONS RELATING TO THE NEW BONDS AND/OR THE UNDERLYING SHARES AT THE SAME TIME AS THE OFFER AND SALE OF THE NEW BONDS OR IN SECONDARY MARKET TRANSACTIONS. THE JOINT BOOKRUNNERS OR ANY OF THEIR AFFILIATES MAY FROM TIME TO TIME AND IN CONNECTION WITH ANY CONVERSION OF THE NEW BONDS, HOLD LONG OR SHORT POSITIONS IN OR BUY AND SELL SUCH NEW BONDS OR DERIVATIVES OR THE UNDERLYING SHARES. NO DISCLOSURE WILL BE MADE OF ANY SUCH POSITIONS. THE AMOUNT OF ANY SUCH PURCHASES WILL BE DETERMINED AT THE TIME OF PRICING OF THE NEW BONDS AND WILL BE SUBJECT TO TOTAL DEMAND RECEIVED AND FINAL ALLOCATIONS.

ANY DECISION TO PURCHASE ANY OF THE NEW BONDS SHOULD ONLY BE MADE ON THE BASIS OF AN INDEPENDENT REVIEW BY A PROSPECTIVE INVESTOR OF QIAGEN'S PUBLICLY AVAILABLE INFORMATION. NONE OF THE JOINT BOOKRUNNERS OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, ADVISERS OR AGENTS ACCEPTS ANY RESPONSIBILITY OR LIABILITY WHATSOEVER, ARISING FROM THE USE OF, OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE TRUTH, ACCURACY OR COMPLETENESS OF THE INFORMATION IN THIS PRESS RELEASE (OR WHETHER ANY INFORMATION HAS BEEN OMITTED FROM THE PRESS RELEASE) OR ANY OTHER INFORMATION RELATING TO QIAGEN, ITS SUBSIDIARIES OR ASSOCIATED COMPANIES, WHETHER WRITTEN, ORAL OR IN A VISUAL OR ELECTRONIC FORM, AND HOWSOEVER TRANSMITTED OR MADE AVAILABLE OR FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESS RELEASE OR ITS CONTENTS OR OTHERWISE ARISING IN CONNECTION THEREWITH. THE INFORMATION CONTAINED IN THIS PRESS RELEASE IS SUBJECT TO CHANGE IN ITS ENTIRETY WITHOUT NOTICE UP TO THE SETTLEMENT DATE.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE NEW BONDS OR THE ORDINARY SHARES TO BE ISSUED OR TRANSFERRED AND DELIVERED UPON CONVERSION OF THE NEW BONDS AND NOTIONALLY UNDERLYING THE NEW BONDS (TOGETHER WITH THE NEW BONDS, THE "SECURITIES"). NONE OF QIAGEN OR THE JOINT BOOKRUNNERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SECURITIES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE SECURITIES OR (III) THE FUTURE PERFORMANCE OF THE SECURITIES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

EACH OF QIAGEN, THE JOINT BOOKRUNNERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

MIFID II PROFESSIONALS / ECPS-ONLY (ALL DISTRIBUTION CHANNELS) / NO PRIIPS KID

SOLELY FOR THE PURPOSES OF THE PRODUCT GOVERNANCE REQUIREMENTS CONTAINED WITHIN: (A) EU DIRECTIVE 2014/65/EU ON MARKETS IN FINANCIAL INSTRUMENTS, AS AMENDED ("MIFID II"); (B) ARTICLES 9 AND 10 OF COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 SUPPLEMENTING MIFID II; AND (C) LOCAL IMPLEMENTING MEASURES (TOGETHER, THE "MIFID II PRODUCT GOVERNANCE REQUIREMENTS"), AND DISCLAIMING ALL AND ANY LIABILITY, WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE, WHICH ANY "MANUFACTURER" (FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE REQUIREMENTS) MAY OTHERWISE HAVE WITH RESPECT THERETO, THE NEW BONDS HAVE BEEN SUBJECT TO A PRODUCT APPROVAL PROCESS WHICH HAS LED TO THE CONCLUSION THAT: (I) THE TARGET MARKET FOR THE NEW BONDS IS ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY, EACH AS DEFINED IN MIFID II; AND (II) ALL CHANNELS FOR DISTRIBUTION OF THE NEW BONDS TO ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ARE APPROPRIATE. ANY PERSON SUBSEQUENTLY OFFERING, SELLING OR RECOMMENDING THE NEW BONDS (A "DISTRIBUTOR") SHOULD TAKE INTO CONSIDERATION THE MANUFACTURERS' TARGET MARKET ASSESSMENT; HOWEVER, A DISTRIBUTOR SUBJECT TO MIFID II IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NEW BONDS (BY EITHER ADOPTING OR REFINING THE

Exhibit 99.2
MANUFACTURERS' TARGET MARKET ASSESSMENT) AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS.

THE TARGET MARKET ASSESSMENT IS WITHOUT PREJUDICE TO THE REQUIREMENTS OF ANY CONTRACTUAL OR LEGAL SELLING RESTRICTIONS IN RELATION TO ANY OFFERING OF THE NEW BONDS. FOR THE AVOIDANCE OF DOUBT, THE TARGET MARKET ASSESSMENT DOES NOT CONSTITUTE: (A) AN ASSESSMENT OF SUITABILITY OR APPROPRIATENESS FOR THE PURPOSES OF MIFID II; OR (B) A RECOMMENDATION TO ANY INVESTOR OR GROUP OF INVESTORS TO INVEST IN, OR PURCHASE, OR TAKE ANY OTHER ACTION WHATSOEVER WITH RESPECT TO THE NEW BONDS.

THE NEW BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF MIFID II; OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED, THE "INSURANCE DISTRIBUTION DIRECTIVE"), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II. CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS AMENDED ("PRIIPS REGULATION") FOR OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA OR THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NEW BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UNITED KINGDOM MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.